SEC 1473 (7-97)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940

Form 3			OMB APPROVAL OMB Number: 3235-0104 Expires: October 31, 2001 Estimated average burden hours per response .0.5

(Print or Type Responses)
1 .Name and Address of Reporting Person* Snyder Capital Management, L.P.	2....Date of Event ...Requiring Statement ...(Month/Day/Year) October 4, 2000 _________________________ 3....IRS Identification Number of Reporting Person, if an entity (voluntary)	4....Issuer Name and Ticker or Trading Symbol Coinstar, Inc. (CSTR)
...(Last)......(First)......(Middle) 350 California Street, Suite 1460

5....Relationship of Reporting Person(s) to Issuer
(Check all applicable)

______Director......__X___10% Owner

______Officer (give ... ______Other (specify

...... title below)... ... below)

____________________________

6....If Amendment, Date of Original (month/Day/Year)
.........(Street) San Francisco......California...94104		7....Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person _X_Form filed by More than One Reporting Person
...(City)......(State)......(Zip)
Table I Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. ...Amount of Securities Beneficially Owned (Instr. 4)	3....Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4....Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	0	N/A	N/A

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1....Title of Derivative Security (Instr. 4)	2....Date Exer- cisable and Expiration Date (Month/Day/Year)		3....Title and Amount of Securities Underlying Derivative Security (Inst. 4)		4....Conver- sion or Exercise Price of Deri- vative Security	5....Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Inst. 5)	6....Nature of Indirect Beneficial Ownership (Instr.5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

...............SNYDER CAPITAL MANAGEMENT, L.P.

...............By:.../s/ Steven J. Block..................October 12, 2000......

..................Steven J. Block, Vice President............Date

...*...If the form is filed by more than one reporting person, see Instruction 5(b)(v).

...**...Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff

Note:...File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 76 for procedure.

Joint Filer Information

Name:......Snyder Capital Management, Inc.

Address:...350 California Street, Suite 1460

......San Francisco, CA 94104

Designated Filer: Snyder Capital Management, L.P.

Issuer & Ticker Symbol: Coinstar, Inc. (CSTR)

Date of Event Requiring Statement: October 4, 2000

Signature:
Snyder Capital Management, Inc. By:.../s/ Steven J. Block......... ...Steven J. Block, Vice President	......October 12, 2000...... Date